

November 29, 2022

Christopher Bradley
Chief Financial Officer
AF Acquisition Corp.
139 North County Road
Floor 2, Suite 35
Palm Beach, FL 33480

> **Re: AF Acquisition Corp.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed November 10, 2022**
> **File No. 001-40248**

Dear Christopher Bradley:

　　We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

　　　　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　　　　Division of Corporation Finance
　　　　　　　　　　　　　　　　　　Office of Real Estate & Construction

cc:　　Jessica Yuan, Esq.